February 1, 2011

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Hudson Technologies, Inc. (the "Registrant" or "Company")

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010

File No. 1- 13412

Dear Mr. Decker:

The Registrant is responding to the comment contained in your letter dated January 20, 2011 regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "Form 10-K"). We have numbered the responses contained herein to correspond to the comments contained in the comment letter.

Item No.      Response

1.                  The Company will disclose in the 2010 Form 10-K that the Company was in compliance with all debt covenants as of December 31, 2010 and 2009, and that the Company believes it is reasonably likely that the Company will continue to be in compliance with all debt covenants in the foreseeable future. Additionally, in the 2010 Form 10-K the Company will discuss the cause of covenant violations that occurred for the quarters ended June 30, 2009 and March 31, 2010, and the terms of the covenant waivers obtained as well as a reconciliation of Adjusted EBITDA to the most comparable US GAAP amount for each period presented. The Company will also disclose in all future filings commencing with the 2010 Form 10K whether it was in compliance with it's debt covenants as well as the specific terms of any financial debt covenant and an indication as to whether or not it is reasonably likely to be in compliance with all financial debt covenants for the foreseeable future. The proposed disclosure in the 2010 Form 10-K, in substantial form follows:

"The Facility contains three financial covenants: (a) minimum EBITDA; (b) minimum Tangible Net Worth; and (c) maximum Capital Expenditures.

(a) EBITDA, which represents a non-GAAP measurement of certain financial results, is defined in the Facility as total income before interest expense, taxes, depreciation, amortization, and other non-cash expenses ("Adjusted EBITDA"). The Adjusted EBITDA is calculated quarterly on a rolling 12 months basis. Our calculation of Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash provided by operating activities as determined by GAAP. We make no representation or assertion that Adjusted EBITDA is indicative of our cash provided by operating activities or results of operations. We have provided a reconciliation of Adjusted EBITDA to net income solely for the purpose of complying with SEC regulations and not as an indication that Adjusted EBITDA is a substitute measure for income from operations.

(b) Tangible Net Worth is calculated quarterly and is defined as total assets less intangible assets, less total liabilities.

(c) Capital Expenditures are compared quarterly on a YTD basis to an annual cap set forth in the Facility."

As of December 31, 2010 and December 31, 2009, the Company was in compliance with these covenants and all other covenants in the Facility, and the Company believes that it is reasonably likely that in the foreseeable future, the Company will continue to be in compliance with all covenants in the Facility.

For the fiscal quarter ended June 30, 2009, the Company obtained a covenant waiver for a violation of the Adjusted EBITDA covenant. The violation occurred primarily because of the adverse impact on our results of operations during the quarter ended June 30, 2009 from the severe downturn in the economy that began in late 2008. Additionally, our second quarter of 2009 operating results were also unfavorably impacted by unseasonably cool weather in the geographic areas where we conduct our business. The combination of these two factors negatively impacted our operating results due to decreased demand for certain refrigerants as well as a decrease in the price of certain refrigerants.

The Adjusted EBITDA calculation as of June 30, 2009 is based on the "Rolling twelve months" period commencing July 1, 2008 and ending June 30, 2009. Based upon that calculation, the Company's Adjusted EBITDA as of 6/30/09 was $0.8Million, versus $2.1Million as required by the covenant in the Facility. A numeric reconciliation of Adjusted EBITDA to net income (loss) is as follows (In millions):

Net Income for the 12 months ended 6/30/09	$1.8
Income Tax Expense (Benefit)	($3.0)
Interest Expense	$1.4
Depreciation Expense	$0.5
Non Cash Compensation	$0.1
Adjusted EBITDA	$0.8

Following the waiver of the Adjusted EBITDA violation as of June 30, 2009, the Facility was amended on August 13, 2009, which amendment, among other things, reset the Adjusted EBITDA covenant in the Facility on a forward looking basis to the following levels:

Fiscal Quarter Ending	Amount

September 30, 2009	($150,000)
December 31, 2009	($800,000)
March 31, 2010	($400,000)
June 30, 2010	$900,000
September 30, 2010	$1,460,000
December 31, 2010	$1,600,000
March 31, 2011	$1,900,000

As a result of the Facility amendment described above, the Adjusted EBITDA calculation as of December 31, 2009 is based on the six month period commencing with July 1, 2009 and ending December 31, 2009. Based upon that calculation, the Company's Adjusted EBITDA as of 12/31/09 was ($0.6)Million, versus ($0.8)Million as required by the covenant in the Facility. A numeric reconciliation of Adjusted EBITDA to net income (loss) is as follows (In millions):

Net Income (Loss) for the 6 months ended 12/31/09	($2.4)
Income Tax Expense (Benefit)	($0.0)
Interest Expense	$0.6
Depreciation Expense	$0.3
Non Cash Compensation	$0.4
Refrigerant Pricing Adjustment	$0.5
Adjusted EBITDA	($0.6)

As a result of the facility amendment described above, the Adjusted EBITDA calculation as of March 31, 2010 is based on the nine month period commencing with July 1, 2009 and ending March 31, 2010. Based upon that calculation, the Company's Adjusted EBITDA for the nine months ended 3/31/10 was ($0.6)Million, versus ($0.4)Million as required by the covenant in the Facility. The quarter ended March 31, 2010 was negatively affected by a slower than expected recovery from the economic downturn that began in 2008, as we did not experience an appreciable improvement in our operations until March 2010.

The Company obtained a covenant waiver for this violation of the Adjusted EBITDA covenant. A numeric reconciliation of Adjusted EBITDA to net income (loss) is as follows (In millions):

Net Income (Loss) for the 9 months ended 3/31/10	($2.7)
Income Tax Expense (Benefit)	($0.2)
Interest Expense	$0.9
Depreciation Expense	$0.4
Non Cash Compensation	$0.5
Refrigerant Pricing Adjustment	$0.5
Adjusted EBITDA	($0.6)

Following the waiver of the Adjusted EBITDA violation as of 3/31/10, the Facility was amended on April 28, 2010, which amendment, among other things, reset the Adjusted EBITDA covenant in the Facility on a forward looking basis to the following levels:

Fiscal Quarter Ending	Amount

June 30, 2010	$713,000
September 30, 2010	$1,330,000
December 31, 2010	$1,116,000
March 31, 2011	$1,259,000
June 30, 2011	$1,781,000"

In addition to the foregoing disclosure, the Company's 2010 Form 10-K will also provide a comparison of the Company's actual Adjusted EBITDA as of December 31, 2010 to the Adjusted EBITDA required by the covenants in the Facility similar to the comparison provided above for the prior periods.

In connection with the foregoing response of the Company to the comment in your January 20, 2011 letter, and the responses of the Company in its January 7th letter responding to the comments in your December 23, 2010 letter, and the responses of the Company in its December 15, 2010 letter responding to the comments in your December 3, 2010 letter, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and other filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and other filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

We hope that these responses are satisfactory. If you have any questions, please call me at (845) 735-6000 ext. 6015.

Sincerely,

/s/ James R. Buscemi

James R. Buscemi,

Chief Financial Officer